

December 18, 2014

<u>Via E-mail</u>
Adam L. Miller
President and Chief Executive Officer
Cornerstone OnDemand, Inc.
1601 Cloverfield Blvd.
Santa Monica, CA 90404

> **Re: Cornerstone OnDemand, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 26, 2014**
> **Form 10-Q for the quarterly period ended September 30, 2014**
> **Filed November 7, 2014**
> **File No. 001-35098**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

1.   In future filings, please consider expanding your management's discussion and analysis to provide a balanced and meaningful discussion of known material trends and uncertainties that will, or are reasonably likely to, have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, consider discussing the deceleration of your revenue growth and any trends related to your negative cash flows to the extent any are known trends or uncertainties that you expect may continue to impact your results in future periods. Further, please discuss in reasonable detail any economic or industry-wide factors relevant to your company and any material opportunities, challenges and risks you may

face in the short and long term and the actions you are taking to address them. For guidance, please consider Sections III.A and III.B of SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 14 – Geographic Information, page 95

2.   Please tell us what consideration was given to separately quantifying the revenue attributable to subscription services, consulting services and E-learning content. See ASC 280-10-50-40. As part of your response, please tell us how you considered providing similar disclosure in your MD&A as well as discussing the changes in each revenue category.

Form 10-Q for the quarterly period ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Metrics, page 19

3.   Please tell us what consideration you have given to disclosing a dollar retention rate metric, or other renewal rate metric, on a quarterly basis. In this regard, we note that it appears that your revenue growth is becoming more dependent upon revenue from existing clients and less dependent upon the acquisition of new clients.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief